Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES 2017 GUIDANCE HIGHLIGHTED BY 10 PERCENT EXIT PRODUCTION GROWTH
(All financial figures are approximate and in Canadian dollars unless otherwise noted)
December 7, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce a $1.45 billion capital expenditures budget for 2017. This budget is expected to generate a 2017 exit production rate of approximately 183,000 boe/d, or exit to exit growth of approximately 16,000 boe/d. This represents production growth of approximately 10 percent on both an absolute and per share basis.
"We've had a very successful 2016 operationally and are ahead of our budgeted December exit production of approximately 167,000 boe/d," said Scott Saxberg, president and CEO of Crescent Point. "We also increased our drilling inventory this year by approximately 1,000 new internally identified drilling locations, which was supported by our new play development program. This more than replaces our 2016 drilling program and provides us with over 12 years of drilling inventory to continue our long-term growth."
Crescent Point's active fourth quarter 2016 capital program is expected to result in first quarter 2017 production of more than 170,000 boe/d. This represents growth of approximately six percent, or 12 percent on an annualized basis, over third quarter 2016.
For 2017, approximately $1.29 billion, or 89 percent of the budget, has been allocated to drilling and development activities, including the drilling of approximately 670 net wells. The remaining $160 million, or 11 percent of the budget, has been allocated to infrastructure and seismic investments across its core areas. Crescent Point also plans to continue investing in long-term growth objectives, including its new play development, to further build on the Company's success during 2016.
Based on Crescent Point's current monthly dividend of $0.03 per share and aforementioned capital expenditure plans, the Company expects a total payout ratio of 100 percent in 2017 at a WTI price of US$52.00/bbl.
2017 BUDGET AND GUIDANCE SUMMARY
Exit production (boe/d)	183,000
Production Oil and NGLs (bbls/d) Natural gas (mcf/d)	153,000 114,000
Total average annual production (boe/d)	172,000
Capital expenditures ($ millions) Drilling and development ($ millions) Facilities and seismic ($ millions)	$1,290 $160
Total capital expenditures, before net land and property acquisitions ($ millions)	$1,450
Annual decline rate (%)	28%
Drilling capital efficiencies ($ per flowing boe) (1)	~$21,000
Funds flow from operations netback based on US$52.00/bbl WTI and $0.75 US/CAD ($/boe) (1)	~$26.50
Total payout ratio based on US$52.00/bbl WTI and $0.75 US/CAD (%) (1) (2)	100%
Net debt to funds flow from operations (1) (3)	2.2x
Q4 annualized net debt to funds flow from operations (1) (4)	2.0x

(1)
Funds flow from operations netback, total payout ratio, drilling capital efficiencies, net debt, net debt to funds flow from operations, and Q4 annualized net debt to funds flow from operations as presented do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	Total payout ratio is calculated on a percentage basis as capital expenditures and dividends paid or declared divided by funds flow from operations.
(3)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(4)	Q4 annualized net debt to funds flow from operations is calculated as the period end net debt divided by Q4 annualized funds flow from operations.

Within its three core resource areas of the Williston Basin, southwest Saskatchewan and the Uinta Basin, Crescent Point expects to generate strong production growth during 2017.
For the Williston Basin, the Company has allocated approximately 51 percent of its 2017 capital expenditures budget. This is expected to result in exit production growth of approximately five percent in 2017. The Williston Basin represents the Company's largest producing area and is currently producing approximately 102,500 boe/d.
For southwest Saskatchewan, which includes the Shaunavon and Viking resource plays, Crescent Point has allocated approximately 25 percent of its capital expenditures budget, resulting in exit production growth of approximately 10 percent in 2017. Southwest Saskatchewan represents the Company's second largest producing area and is currently producing approximately 39,000 boe/d.
For the Uinta Basin, Crescent Point has allocated approximately 18 percent of its 2017 capital expenditures budget, up from approximately eight percent in 2016. Based on recent strong drilling results, the Company plans to be considerably more active in this core area during the upcoming year. Crescent Point is currently producing approximately 12,500 boe/d in the basin and expects exit production growth of approximately 50 percent in 2017. The Company plans to drill approximately 25 net horizontal wells in 2017, up from approximately nine net wells in 2016, and will target the continued expansion and delineation of this multi-zone resource play.
Crescent Point's waterflood programs will continue to be a key focus in 2017. The Company plans to increase the efficiency of its programs by continuing to test and implement its newest technology breakthroughs. This includes expanding on the recent success of its multiple-stage segregated strings pilot program. Crescent Point's initial pilot resulted in increased water injectivity and a doubling of production in offset wells after approximately six months.
"In the second half of 2016, we began testing our new multiple-stage segregated strings technology to optimize our waterflood programs," said Saxberg. "Our pilot program demonstrated strong results with improved efficiencies in water injectivity and production rates. We plan to further increase testing and implementation of this technology during 2017, which has the potential to positively impact our waterflood results with less production being taken off-line during the process."
As commodity prices rebound, Crescent Point also sees the potential to generate funds flow from operations in excess of its initial 2017 budget of $1.45 billion and dividends of approximately $200 million. The Company estimates increased funds flow from operations of approximately $50 million for every US$1.00/bbl WTI, providing flexibility for increased production growth.
Crescent Point continues to remain active on its hedging program, which provides increased stability to the Company's funds flow from operations and planned growth objectives. Since second quarter 2016, the Company added approximately 13,500 bbl/d of oil hedges for 2017. As at December 5, 2016, the Company has 29 percent of its oil production, net of royalty interest, hedged for 2017 at a weighted average market value price of approximately CDN$72/bbl. The Company also has 29 percent of its natural gas production hedged for 2017 through the fourth quarter of 2019 at CDN$2.91 per GJ.
Crescent Point remains committed to maintaining a strong financial position and will be flexible in its capital program in order to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
The Company retains significant financial flexibility and liquidity with no material near-term debt maturities and approximately $1.9 billion of unutilized credit capacity on its covenant-based, unsecured credit facility, as at September 30, 2016.
"We've had an excellent 2016 and remain ahead of our production guidance," said Saxberg. "Our strong execution resulted in new locations within our estimated corporate drilling inventory, as well as a new, highly economic horizontal play discovery in the Uinta Basin. We are excited to follow up on this success during 2017."

NON-GAAP FINANCIAL MEASURES
Throughout this press release, the Company uses the terms "total payout ratio", "drilling capital efficiencies", "funds flow from operations", "funds flow from operations netback", "net debt", "net debt to funds flow from operations", and "Q4 annualized net debt to funds flow from operations". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total payout ratio is calculated on a percentage basis as capital expenditures and dividends paid or declared divided by funds flow from operations. Total payout ratio is used by management to monitor the Company's capital reinvestment and dividend policy, as a percentage of the amount of funds flow from operations.
Drilling capital efficiencies is calculated as the capital expenditures required to replace a barrel equivalent (boe) of oil and gas production. Management utilizes drilling capital efficiencies as a key measure to assess the economic viability of a particular well.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations netback is calculated on a per boe basis as funds flow from operations divided by total production. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. Q4 annualized net debt to funds flow from operations is calculated as the period end net debt divided by the Q4 annualized funds flow from operations. The ratio of net debt to funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
FORWARD-LOOKING STATEMENTS
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this press release contains forward-looking statements pertaining, to the following: the performance characteristics of Crescent Point's oil and natural gas properties; the Company's 2017 capital expenditures budget; the Corporation's drilling inventory; expected 2017 exit production and projected exit to exit production growth rate; expected 2016 exit production; expected first quarter 2017 production and annualized growth rate compared to third quarter 2016; the budgeted allocation of capital to drilling and development activity (including the expected number of wells drilled) and to infrastructure and seismic investments; plans to continue to invest in its long term growth objectives and to further build on the Company's success during 2016; the Company's expected payout ratio for 2017 at US$52.00/bbl WTI; the Company's expected corporate decline rate, drilling capital efficiencies, funds flow from operations netback, total dividends, total payout ratio, net debt to funds flow from operations and Q4 annualized net debt to funds flow from operations for 2017; expected strong production growth in the Company's three core resource areas; budgeted 2017 capital allocation and related production growth expectations for the Company's three core resource areas; 2017 drilling plans for Uinta; continued focus on waterflood programs in 2017 and plans to further increase testing and implementation of its newest technology breakthroughs; the potential positive impact this technology may have on waterflood results and the potential reduction in the amount of production that must be taken off-line during the waterflood process; the Company's view regarding its potential to generate funds flow from operations in excess of its development capital expenditures and dividends as commodity prices rebound; estimated increased funds flow from operations for every US$1.00/bbl increase in WTI prices and the flexibility increased funds flow from operations is expected to provide for increased capital spending and production growth; and the Company's commitment to maintain a strong financial position and be flexible in its capital program.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2015 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2016 under "Derivatives", "Reclamation Fund", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2016 under the headings "Derivatives", "Reclamation Fund", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Barrels of oil equivalent ("boes") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The approximately 1,000 new drilling locations referenced in this press release are internally identified as of December 2016. The Company will update proved, probable and unbooked internally identified locations subsequent to its year-end 2016 reserves evaluation.
Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.
CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President Investor Relations and Communications.
Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB., T2P 1G1